UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

INDIEPUB ENTERTAINMENT, INC.

(f/k/a ZOO ENTERTAINMENT, INC.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978F108

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

2450 Colorado Avenue, Suite 100, East Tower

Santa Monica, California 90404

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 45,508,010 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 45,508,010 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,508,010 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.2% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,199,418 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,199,418 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,418 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MMB Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 43,303,931 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 43,303,931 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,303,931 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mojobear Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 43,303,931 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 43,303,931 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,303,931 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

This Amendment No. 13 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on March 8, 2010, (ii) Amendment No. 2 thereto, filed with the SEC on June 10, 2010, (iii) Amendment No. 3 thereto, filed with the SEC on July 26, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on January 25, 2012, (v) Amendment No. 5 thereto, filed with the SEC on February 3, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on March 7, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on March 15, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on March 28, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on May 11, 2012, (x) Amendment No. 10 thereto, filed with the SEC on June 15, 2012, (xi) Amendment No. 11 thereto, filed with the SEC on August 1, 2012, and (xii) Amendment No. 12 thereto, filed with the SEC on September 18, 2012 (together, this “Schedule 13D”), by certain of the Reporting Persons, with respect to the common stock, par value $0.001 per share (“Common Stock”), of indiePub Entertainment, Inc., a Delaware corporation formerly known as Zoo Entertainment, Inc. (“Zoo Entertainment”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 13) shall not be construed to be an admission by any person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

As previously disclosed in this Schedule 13D, on March 9, 2012, Zoo Entertainment, Zoo Games, Inc., a Delaware corporation, Zoo Publishing, Inc., a New Jersey corporation, and indiePub, Inc., a Delaware corporation, as borrowers (collectively, the “Borrowers”), entered into a Loan and Security Agreement (as amended on July 30, 2012 by the First Amendment thereto (the “First Amendment”), and as further amended, modified, supplemented or restated from time to time, the “Loan Agreement”) with MMB Holdings LLC, a Delaware limited liability company (“MMB”), as lender. Under the Loan Agreement, MMB may, at any time and from time to time, elect to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrowers to MMB) into shares of Common Stock, subject to adjustment for stock dividends and other similar transactions.

On September 20, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $68,000.

On September 24, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $2,000.

On September 27, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $185,000.

On September 28, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $20,000.

On October 12, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $141,235.

On October 16, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $93,765.

On November 9, 2012, MMB and the Borrowers entered into a Second Amendment to the Loan Agreement (the “Second Amendment”) to permit the Borrowers to borrow up to an aggregate additional principal amount of $150,000 under the Loan Agreement. Concurrently with the execution and delivery of the Second Amendment, MMB made a loan under the Loan Agreement to the Borrowers in the principal amount of $98,687.

On November 13, 2012, MMB made an additional loan under the Loan Agreement to the Borrowers in the principal amount of $49,133.

On November 28, 2012, MMB and the Borrowers entered into a Third Amendment to the Loan Agreement (the “Third Amendment”) to permit the Borrowers to borrow up to an aggregate additional principal amount of $850,000 under the Loan Agreement. Concurrently with the execution and delivery of the Third Amendment, MMB made a loan under the Loan Agreement to the Borrowers in the principal amount of $252,180.

In connection with the Third Amendment, the Borrowers and MMB also: (i) cancelled the warrant issued by Zoo Entertainment to MMB on March 9, 2012, (ii) cancelled the warrant issued by Zoo Entertainment to MMB on July 30, 2012, and (iii) reduced the conversion price at which the amounts owed under the Loan Agreement may be converted into Common Stock (the “Conversion Price”) from $0.40 per share to $0.15 per share.

After giving effect to such loans and all prior loans and capitalization of interest, the current outstanding principal balance under the Loan Agreement is approximately $6,495,590. If the entirety of such outstanding principal balance were converted into shares of Common Stock pursuant to the Loan Agreement at the Conversion Price, MMB would receive, in the aggregate, 43,303,931 shares of Common Stock, subject to adjustment for stock dividends and other similar transactions. The actual number of shares (if any) that MMB may receive in connection with any exercise of its conversion rights under the Loan Agreement may be higher or lower depending upon, among other factors, (x) whether MMB elects to convert less than the full amount that MMB is entitled to convert under the Loan Agreement, and (y) whether any additional accrued or unpaid interest or unreimbursed costs owed by the Borrowers to MMB is capitalized from time to time into the loan balance instead of paid to MMB in cash.

The foregoing description of the Loan Agreement (including the First Amendment, the Second Amendment and the Third Amendment) is a summary only and is qualified in its entirety by reference to the full text thereof, which are filed, respectively as exhibits to this Schedule 13D and are hereby incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

The purpose of the Second Amendment and the Third Amendment is to assist the Borrowers with their liquidity needs, including by providing working capital to the Borrowers.

MMB may at any time and from time to time, for any reason or no reason at all, exercise its rights under the Loan Agreement to convert all or any portion of the amounts owed under the Loan Agreement (including outstanding principal, accrued and unpaid interest, and unreimbursed costs owed by the Borrower to MMB) into shares of Common Stock pursuant to the Loan Agreement. Factors that MMB might consider when determining whether to exercise any such rights include the financial condition of the Borrowers, the future prospects of the Borrowers, the availability of additional financing by the Borrowers from other sources, the possibility of an extraordinary transaction involving any of the Borrowers, and any need or desire on the part of MMB to redeem, in whole or in part, the interests in MMB of one or more owners of MMB.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)

MMB beneficially owns, in the aggregate, 43,303,931, shares of Common Stock (the “MMB Shares”), representing approximately 80.6% of the outstanding Common Stock.(1) The MMB Shares are comprised of 43,303,931 shares of Common Stock receivable by MMB upon conversion pursuant to the Loan Agreement of the current outstanding principal balance owed by the Borrowers under the Loan Agreement.

As the managing member of MMB, Mojobear Capital LLC, a Delaware limited liability company (“Mojobear”), may be deemed to beneficially own the MMB Shares. Except to the extent it is deemed to beneficially own the MMB Shares, Mojobear does not beneficially own any Common Stock.

Shamus, LLC, a Delaware limited liability company (“Shamus”), beneficially owns, in the aggregate, 2,199,418 shares of Common Stock (the “Shamus Shares”), representing approximately 20.4% of the outstanding Common Stock. As the sole member of Shamus, The Coast Fund L.P., a Cayman Islands limited partnership (the “Coast Fund”), may be deemed to beneficially own the Shamus Shares. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd., a Cayman Islands company (“Coast Offshore Management”), may be deemed to beneficially own all shares of Common Stock that the Coast Fund may be deemed to beneficially own (including the Shamus Shares). Except to the extent it is deemed to beneficially own the Shamus Shares, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the managing member of Mojobear, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Mojobear may be deemed to beneficially own (including the MMB Shares). In addition, as the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all shares of Common Stock that Coast Offshore Management may be deemed to beneficially own (including the Shamus Shares). In addition, as the president of Coast Asset Management, LLC, a Delaware limited liability company (“CAM”), Mr. Smith may be deemed to beneficially own 4,661 shares of Common Stock held by CAM (the “CAM Shares”). Accordingly, Mr. Smith may be deemed to beneficially own, in the aggregate, 45,508,010 shares of Common Stock, representing approximately 84.2% of the outstanding Common Stock.

MMB may be deemed to share the power to vote and dispose of the MMB Shares with Mojobear and Mr. Smith. Shamus may be deemed to share the power to vote and dispose of the Shamus Shares with the Coast Fund, Coast Offshore Management and Mr. Smith. Mr. Smith may be deemed to share the power to vote and dispose of the CAM Shares with CAM.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately (i) 10,399,525 shares of Common Stock outstanding as of November 10, 2012, as reported in the Quarterly Report on Form 10-Q filed by Zoo Entertainment with the SEC on November 14, 2012, plus (ii) in the case the ownership being reported includes options or warrants that are exercisable within 60 days, the shares issuable upon exercise of such options or warrants, plus (iii) in the case of the loans under the Loan Agreement, the shares issuable upon conversion of the outstanding principal amount of such loans pursuant to the Loan Agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

VIII	Second Amendment to Loan and Security Agreement, dated as of November 9, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed herewith).

IX	Third Amendment to Loan and Security Agreement, dated as of November 28, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

MMB HOLDINGS LLC

By:	MOJOBEAR CAPITAL LLC, its managing member

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

MOJOBEAR CAPITAL LLC

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	Sole Member

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

I	Loan and Security Agreement, dated as of March 9, 2012, by and among Zoo Entertainment, Inc., Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 7 to Schedule 13D, which in turn was filed with the SEC on March 15, 2012).

II	Warrant, dated as of March 9, 2012, by Zoo Entertainment, Inc., in favor of MMB Holdings LLC (filed as an exhibit to Amendment No. 7 to Schedule 13D, which in turn was filed with the SEC on March 15, 2012).

III	Joint Filing Agreement, dated as of March 9, 2012, by and among David E. Smith, Coast Offshore Management (Cayman), Ltd., The Coast Fund L.P., Coast Medina, LLC, MMB Holdings LLC, and Mojobear Capital LLC (filed as an exhibit to Amendment No. 7 to Schedule 13D, which in turn was filed with the SEC on March 15, 2012).

IV	Redemption Agreement, dated as of May 8, 2012, by and among the members of MMB Holdings LLC (filed as an exhibit to Amendment No. 9 to Schedule 13D, which in turn was filed with the SEC on May 11, 2012).

V	Joint Filing Agreement, dated as of May 8, 2012, by and among David E. Smith, Coast Offshore Management (Cayman), Ltd., The Coast Fund L.P., Coast Medina, LLC, Shamus, LLC, MMB Holdings LLC, and Mojobear Capital LLC (filed as an exhibit to Amendment No. 9 to Schedule 13D, which in turn was filed with the SEC on May 11, 2012).

VI	First Amendment to Loan and Security Agreement, dated as of July 30, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed as an exhibit to Amendment No. 11 to Schedule 13D, which in turn was filed with the SEC on August 1, 2012).

VII	Warrant, dated as of July 30, 2012, by indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.) in favor of MMB Holdings LLC (filed as an exhibit to Amendment No. 11 to Schedule 13D, which in turn was filed with the SEC on August 1, 2012).

VIII	Second Amendment to Loan and Security Agreement, dated as of November 9, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed herewith).

IX	Third Amendment to Loan and Security Agreement, dated as of November 28, 2012, by and among indiePub Entertainment, Inc. (f/k/a Zoo Entertainment, Inc.), Zoo Games, Inc., Zoo Publishing, Inc., and indiePub Inc., as borrowers, and MMB Holdings LLC, as lender (filed herewith).